UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 20, 2019, China Biologic Products Holdings, Inc. (the “Company”) entered into an Amendment No. 1 (the “Amendment”) to the Amended and Restated Preferred Shares Rights Agreement, dated as of July 31, 2017, between the Company and Securities Transfer Corporation, as rights agent, to extend the expiration date of the rights contained therein from February 22, 2019 to February 22, 2021.

The foregoing summary of the Amendment is qualified in its entirety by reference to (i) the Amended and Restated Preferred Shares Rights Agreement, dated as of July 31, 2017, which was filed as Exhibit 4.1 to the Form 8-A filed by the Company with the SEC on August 3, 2017, and (ii) the Amendment, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.
Date:	February 20, 2019	By:	/s/ Joseph Chow
			Name:	Joseph Chow
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amendment No. 1 to Amended and Restated Preferred Shares Rights Agreement, dated as of February 20, 2019, by and between China Biologic Products Holdings, Inc. and Securities Transfer Corporation